# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Revance Therapeutics, Inc., CIK 0001479290
CUSIP: 761330109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1222 DEMONBREUN STREET, SUITE 2000, NASHVILLE, Tennessee (TN), 37203
Date of event which requires filing of this statement: 01/06/2025
Amends the filing with accession number 0001140361-23-042206
Filed by CIK 0001992112
Persons authorized to receive notices and communications: Patrice Calvayrac, Teoxane SA, RUE DE LYON 105, GENEVA, Switzerland (V8), 1203, 412234496 36

## Reporting persons
- Teoxane SA (CIK 0001992112): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC), other (OO); sole voting power 6,550,800; shared voting power 0; sole dispositive power 6,550,800; shared dispositive power 0; aggregate amount beneficially owned 6,550,800 (6.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Revance Therapeutics, Inc.
Comment:
This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 1, 2023 (as amended by Amendment No. 1 thereto filed on October 24, 2023 and Amendment No. 2 thereto filed on December 19, 2024, the "Schedule 13D") with respect to shares of common stock, par value $0.001 per share (the "Common Stock"), of Revance Therapeutics, Inc. (the "Issuer").

Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. It is anticipated that funding for the cash portion of the consideration payable pursuant to the Proposal will be obtained from the Reporting Person's working capital, debt and equity financing sources and/or other financing sources.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 9, 2024, the Issuer announced its entry into an Amended and Restated Agreement and Plan of Merger (the "A&R Merger Agreement") with Crown Laboratories, Inc. and Reb Merger Sub, Inc. (collectively, "Crown"), pursuant to which Crown commenced a tender offer on December 12, 2024 to purchase all of the outstanding shares of Common Stock at a price of $3.10 per share (the transactions contemplated by the A&R Merger Agreement, the "Proposed Transaction").

The Reporting Person believes that the Proposed Transaction undervalues the Issuer and that the consummation of the Proposed Transaction is not in the best interests of the Issuer or its stockholders.

On January 6, 2025, the Reporting Person submitted a proposal (the "Proposal") to the chairman of the board of directors and the chief executive officer of the Issuer proposing a transaction (the "Proposed Transaction") pursuant to which the Reporting Person would purchase all of the outstanding shares of Common Stock that are not beneficially owned by the Reporting Person at a price of $3.60 per share.

The Proposed Transaction is subject to a number of conditions, including, among other things, any applicable regulatory approvals, the negotiation and execution of definitive transaction documents and the satisfactory completion of confirmatory due diligence.

The Proposal is non-binding in nature, constitutes a preliminary indication of interest and does not obligate the Reporting Person or the Issuer to negotiate or enter into a definitive agreement with respect to the Proposed Transaction. No assurances can be given that a definitive agreement with respect to the Proposed Transaction will be entered into or whether the Proposed Transaction will be consummated.

The Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, a change to the present board of directors of the Issuer, and a material change to the present capitalization or dividend policy of the Issuer. The Reporting Person is expected to take actions in furtherance of the Proposed Transaction set forth in the Proposal or any amendment thereof.

The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose, pursue, or choose not to pursue the Proposed Transaction; change the terms of the Proposed Transaction, including the price, conditions, or scope of the Proposed Transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the Proposed Transaction; otherwise seek control or seek to influence the management and policies of the Issuer; or change their intentions with respect to any such matters.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal which is filed as Exhibit 99.1 hereto and is incorporated by reference in its entirety into this Item 4.

On January 6, 2025, the Reporting Person issued a press release in connection with the Proposal, a copy of which is filed as Exhibit 99.2 hereto and is incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See cover page. Based upon the Issuer's Quarterly Report on Form 10-Q, filed on November 7, 2024, there were 104,902,388 shares of Common Stock outstanding as of October 31, 2024. As of the date hereof, the Reporting Person beneficially owns and has voting and dispositive power over 6,550,800 shares of Common Stock, representing approximately 6.2% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See cover page. Based upon the Issuer's Quarterly Report on Form 10-Q, filed on November 7, 2024, there were 104,902,388 shares of Common Stock outstanding as of October 31, 2024. As of the date hereof, the Reporting Person beneficially owns and has voting and dispositive power over 6,550,800 shares of Common Stock, representing approximately 6.2% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transaction in shares of Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the best of the Reporting Person's knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported hereunder as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference in its entirety the description of the Proposal set forth in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Proposal, dated January 6, 2025, from Teoxane SA to the chairman of the board of director and the chief executive officer of the Issuer.

99.2 Teoxane SA press release dated January 6, 2025.

## Signatures
- Teoxane SA: /s/ Patrice Calvayrac, Patrice Calvayrac/ Chief Financial Officer (01/06/2025)